FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

NOTICE TO THE MARKET

São Paulo, Brazil, October 14, 2009. Companhia Brasileira de Distribuição (“CBD”), pursuant to article 12 of CVM Instruction 358/02, as amended by CVM Instruction 449/07, hereby discloses the following correspondence from the shareholder Morzan Empreendimentos e Participações Ltda.:

“Dear Sirs,

Morzan Empreendimentos e Participações Ltda., a limited company, whose headquarter is at Avenida Brigadeiro Luis Antônio, nº 1.564, 3º andar, sala 4, conjunto 41, Bela Vista, CEP 01308-002, in the City and State of São Paulo, corporate taxpayers’ enrollment number 10.796.519/0001 -81 (“Morzan”), pursuant to CVM Instruction 358 and in accordance with the conditions established in the Share Purchase Agreement on September 17, 2009 among Keene Investment Corporation S.A.; Parvest Participação e Administração Ltda.; Tamarac Investment, LLC; Blue Springs Holdings, LLC; Linnetsong Investments Ltd., LLC; and Phillimore Holdings LLC., former controllers of Globex Utilidades S.A., and Mandala Empreendimentos e Participações S.A., which is controlled by Companhia Brasileira de Distribuição, a joint stock Company, whose headquarter is at Avenida Brigadeiro Luis Antônio, nº 3.142 in the City and State of São Paulo, corporate taxpayers’ enrollment number 47.508.411/0001 -56 (“CBD”), hereby informs you that on September 17, 2009 it subscribed 3,630,824 Class B preferred shares issued by CBD (“PNB”), all of which compulsorily converted into Class A preferred shares also issued by CBD (“PNA”), pursuant to the schedule presented in the Notice to the Market published by CBD on September 18, 2009 (“Schedule”).

Pursuant to the above-mentioned subscription, Morzan became the holder of approximately 21.86% of all PNB shares and, on October 1, 2009, 1,161,864 PNB shares were converted into PNA shares pursuant to the Schedule. As a result, on the present date, Morzan holds 1,161,864 PNA shares and 2,468,960 PNB shares.

Finally, we stress that said share subscription was held for investment purposes only and does not entail any change in the Company’s control or management structure.

Sincerely,

Morzan Empreendimentos e Participações Ltda.”

São Paulo, October 14, 2009

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 14, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.